                                          UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C.  20549


                                         AMENDMENT NO. 5

                                               to

                                          SCHEDULE 13D


                            Under the Securities Exchange Act of 1934


                                CATELLUS DEVELOPMENT CORPORATION
                                    (Name of Subject Company)


                                 Common Shares, $0.01 par value
                                 (Title of Class of Securities)


                                           149-111-106
                                         (CUSIP Number)

                                         Judd D. Malkin
                                      JMB/Bay Area Partners
                                   100 Bush Street, 27th Floor
                                San Francisco, California  94014
                                     Tel. No. (415) 772-3500
                             (Name, Address and Telephone Number of
                                  Persons Authorized to Receive
                                   Notices and Communications)


                                           March 4, 1994
                                  (Date of Event Which Requires
                                    Filing of this Statement)











                                        Page 1 of 7 Pages

                                          SCHEDULE 13D


CUSIP No. 149-111-106                               Page   2   of    7   Pages

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bay Area Real Estate Investment Associates, L.P.
       I.R.S. I.D. No. 94-310-4456

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*                                                    (a)  [ ]
                                                                   (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       California

                      7       SOLE VOTING POWER
                              0
NUMBER OF
  SHARES              8       SHARED VOTING POWER
BENEFICIALLY                  37,730,342
OWNED BY
   EACH               9       SOLE DISPOSITIVE POWER
 REPORTING                    0
PERSON WITH
                      10      SHARED DISPOSITIVE POWER
                              37,730,342

11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON

       37,730,342

12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       approx. 46.7%

14     TYPE OF REPORTING PERSON*

       PN
                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                          SCHEDULE 13D

CUSIP No. 149-111-106                               Page   3   of    7   Pages


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       California Public Employees' Retirement System
       I.R.S. I.D. No. 94-620-7465

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*                                                    (a)  [ ]
                                                                   (b)  [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS*

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Unit of the State and Consumer Services Agency of the State of California

                      7       SOLE VOTING POWER
                               27,000
NUMBER OF
  SHARES              8       SHARED VOTING POWER
BENEFICIALLY                  37,730,342
OWNED BY
   EACH               9       SOLE DISPOSITIVE POWER
 REPORTING                     27,000
PERSON WITH
                      10      SHARED DISPOSITIVE POWER
                              37,730,342

11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON

       37,757,342

12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       approx. 46.8%

14     TYPE OF REPORTING PERSON*

       EP
                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      This Amendment No. 5 amends and supplements the
Statement on Schedule 13D (the "Schedule 13D") filed by
California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, and Bay
Area Real Estate Investment Associates L.P. ("BAREIA"), a limited partnership formed under the California Revised Limited
Partnership Act of which CalPERS is the sole limited partner, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 5 have the meanings given to such terms in the Schedule 13D.

Item 3.  Sources and Amount of Funds.

               Item 3 is amended by adding to the end thereof the following information:

               On March 4, 1994, CalPERS made a capital contribution to BAREIA of 242,168 shares of Common Stock. The shares so contributed to the capital of BAREIA were acquired by CalPERS on December 4, 1990 from Santa Fe Pacific Corporation pursuant to a spin-off transaction described more fully in Item 5 of the
Schedule 13D originally filed by CalPERS and BAREIA. In connection with such transaction, JMB/Bay Area Partners will make a capital contribution to BAREIA of approximately $6,066 from its working capital funds.

Item 4.  Purpose of the Transaction.

               Item 4 is amended by adding to the end thereof the following information:

               On March 4, 1994, CalPERS made a capital contribution to BAREIA of 242,168 shares of Common Stock. As a result of that transaction the BAREIA Percentage, as that term is defined in the BAREIA Agreement, is 41.08.


Item 5.  Interest in Securities of Issuer.

               Item 5 is amended by adding to the end of 5(a)-(c) the following information:

               On March 4, 1994, CalPERS made a capital contribution to BAREIA of 242,168 shares of Common Stock.





                                        Page 4 of 7 Pages

               CalPERS has sole power to vote or to direct the vote of and sole power to dispose of or to direct the disposition of 27,000 shares of Common Stock which CalPERS owns individually.
As the sole limited partner of BAREIA, CalPERS may be deemed to have shared power to vote or to direct the vote of and shared power to dispose of or direct the disposition of 37,730,342 shares of Common Stock, including 7,757,737 shares of Common
Stock currently issuable upon conversion of 1,405,702 shares of Preferred Stock. Accordingly, in the aggregate CalPERS may be deemed to beneficially own 37,757,342 shares of Common Stock of the Issuer, which would constitute approximately 46.8% of such Common Stock.

               BAREIA beneficially owns 37,730,342 shares of Common Stock of the Issuer, including 7,757,737 shares of Common Stock currently issuable upon conversion of the Preferred Stock referred to above, which would constitute approximately 46.7% of such Common Stock. BAREIA has shared power to dispose of or to direct the disposition of and shared power to vote or direct the vote of such shares.





























                                        Page 5 of 7 Pages

                                            SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  March 11, 1994                        BAY AREA REAL ESTATE INVESTMENT
                                             ASSOCIATES, L.P.


                                             By:    JMB/Bay Area Partners, an
                                                    Illinois general
                                                    partnership, its General
                                                    Partner

                                             By:    JMB/IH-II, Inc., a General
                                                    Partner


                                             By:    /s/ Judd D. Malkin
                                                    Judd D. Malkin
                                                    Chairman





























                                        Page 6 of 7 Pages

                                            SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  March 11, 1994                        CALIFORNIA PUBLIC EMPLOYEES'
                                             RETIREMENT SYSTEM


                                             By:  /s/ Dale M. Hanson
                                                  Dale M. Hanson
                                                  Chief Executive Officer


































                                        Page 7 of 7 Pages